Mail Stop 6010

July 13, 2006

Mr. Philip G. Franklin
Vice President and Chief Financial Officer
LittelFuse, Inc.
800 East Northwest Highway
Des Plaines, Illinois 60016

      RE: LittelFuse, Inc.
             Form 10-K for the fiscal year ended December 31, 2005
             Filed March 16, 2006
             File No. 0-20388

Dear Mr. Franklin:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K for the period ending 12/31/05

Notes to Consolidated Financial Statements, page 18

Note 13. Business Segment Information, page 35

1.   Please note that the required SFAS 131 disclosure of long-lived assets by geographic area should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

2.   If revenue derived from any particular foreign country is material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph 38(a) FAS 131.

Selected Financial Data, page 38

Quarterly Results of Operations, page 39

3.   We note that you revised your third quarter 2005 results for your accounting related to "Ireland severance costs." Please tell us the nature of the severance costs, and how they were determined. Explain in greater detail why you believe the cost should be accounted for in accordance with SFAS 112, instead of SFAS 146.

Form 10-Q for the period ended April 1, 2006

Condensed Consolidated Statements of Cash Flows, page 3

4.   We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount rather than classifying discontinued operations cash flows by activity – operating, investing, and financing - within the body of the cash flow statement itself as required by SFAS 95, paragraph 26. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:

·   You change your presentation to address the point noted above and to comply with SFAS 95 in your next periodic report.

- If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing this periodic report, you include the changed presentation as well as the annual cash flow information requested below in that registration/proxy statement prior to effectiveness.
- You label either the column heading or the marginal heading as "revised" or "restated." Characterizing the modification as "reclassified" will not suffice.
- You make specific and prominent footnote disclosure to the effect that the company has separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.
- Since your next periodic report is a Form 10-Q, you quantify and present separate totals of operating, investing and financing cash flows from discontinued operations for the most recently completed three fiscal years.

Form 8-K filed May 9, 2006

5.   Your disclosure related to the non-GAAP measures included in Form 8-K filed on May 9, 2006 does not include all of the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings to specifically include a discussion of the following for each non-GAAP measure:

- The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

- The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

- The economic substance behind management's decision to use each measure; and

- The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Also, we note that you present and discuss other non-GAAP measures, including sales excluding the impact of foreign currency and free cash flow, which you do not provide reconciliations. Please include a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief